Reid Smith M.A.Sc., P.Geo.
Team Lead, Environmental Services (Atlantic)
Stantec Consulting Ltd.
102-40 Highfield Park Drive
Dartmouth NS B3A 0A3 CA

Consent of Qualified Person

I, Reid Smith, consent to the public filing of the technical report titled “The East Kemptville Production and Site Remediation Project Preliminary Economic Assessment, Nova Scotia, Canada” and dated August 30, 2018 (the “Technical Report”) by Avalon Advanced Materials Inc. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press release July 24, 2018 (the “Press Release”) of the Company.

I certify that I have read the Press Release and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 6th day of September, 2018

“Reid Smith” {signed and sealed}

Reid Smith, M.A.Sc., P.Geo.